SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 16, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations
Ph: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SABESP announces its 2Q06 results

São Paulo, August 14, 2006 - SABESP - Cia. de Saneamento Básico do Estado de São Paulo - (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service provider in the world based on the number of customers, announces today its results for the second quarter 2006 (2Q06) The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the second quarter of 2005.

Highlights
  Gross operating revenue grows 11.5% in 1H06
  EBITDA margin reached 48.4% in 1H06
  Net income totaled R$ 503.5 million in 1H06
SBSP3:R$ 229.50/ thousand shares SBS US$ 26.56 (ADR=250 shares) Total shares: 28,480 million Market Value: R$ 6.5 million Closing Price:08/14/2006

Second Quarter 2006 Results
August 14, 2006

1. 6.9% gross operating revenue growth in 2Q06 and 11.5% growth in 1H06

R$ million

HALF YEAR	1H05	1H06	Chg.	%

(+)Gross Operating Revenue	2,582.2	2,878.8	296.6	11.5

(-) COFINS and PASEP	192.2	220.8	28.6	14.9

(+)Net Operating Revenue	2,390.0	2,658.0	268.0	11.2

(-) Costs and Expenses	1,565.6	1,669.3	103.7	6.6

(=)Earnings before financial expenses (EBIT*)	824.4	988.7	164.3	19.9

(+)Depreciation and amortization	295.0	297.8	2.8	0.9

(=)EBITDA**	1,119.4	1,286.5	167.1	14.9

EBITDA Margin (%)	46.8	48.4

Net Income	487.1	503.5	16.4	3.4

Earnings per 1,000 shares in R$	17.10	17.68

(*) Earnings before interest and taxes
(**)Earnings before interest, taxes, depreciation and amortization

In the first half 2006, Sabesp’s gross operating revenue totaled R$ 2,878.8 million, an 11.5% increase in comparison to the same period of the previous year. EBITDA reached R$ 1,286.5 million with a 48.4% EBITDA margin. Net income reached R$ 503.5 million.

R$ million

QUARTER	2Q05	2Q06	Chg.	%

(+)Gross Operating Revenue	1,330.2	1,422.0	91.8	6.9

(-) COFINS and PASEP	98.9	108.6	9.7	9.8

(+)Net Operating Revenue	1,231.3	1,313.4	82.1	6.7

(-) Costs and Expenses	820.6	873.3	52.7	6.4

(=)Earnings before financial expenses (EBIT*)	410.7	440.1	29.4	7.2

(+)Depreciation and amortization	149.5	151.1	1.6	1.1

(=)EBITDA**	560.2	591.2	31.0	5.5

EBITDA Margin (%)	45.5	45.0

Net Income	335.7	175.6	(160.1)	(47.7)

Earnings per 1,000 shares in R$	11.79	6.16

(*) Earnings before interest and taxes
(**)Earnings before interest, taxes, depreciation and amortization

In 2Q06 Sabesp’s gross operating revenue totaled R$ 1,422.0 million and the EBITDA totaled R$ 591.2 million in 2Q06. The 6.9% increase in gross operating revenue was mostly due to the following factors:

  2.4% increase in billed water and sewage volume; and
  Tariff readjustment of 9.0% as of August 2005, partially offset by a concentration of customers whose consumption was billed at intermediary tariff brackets. This drop in the average tariff was a result of the 2% drop in the consumption calculation period combined with lower temperatures in the period.

Second Quarter 2006 Results
August 14, 2006

2. Billed volume

The following tables show billed water and sewage volume per customer category and region in 2Q05 and 2Q06.

WATER AND SEWAGE BILLED VOLUME ** PER CUSTOMER CATEGORY – million m3

	Water		Chg	Sewage		Chg	Water + Sewage		Chg

	2Q05	2Q06%		2Q05	2Q06%		2Q05	2Q06%

Residential	315.7	323.7	2.5	247.4	255.2	3.2	563.1	578.9	2.8
Commercial	36.5	36.7	0.5	33.2	33.7	1.5	69.7	70.4	1.0
Industrial	8.2	8.6	4.9	8.0	8.2	2.5	16.2	16.8	3.7
Public	12.0	12.2	1.7	9.6	9.7	1.0	21.6	21.9	1.4

Total Retail	372.4	381.2	2.4	298.2	306.8	2.9	670.6	688.0	2.6

Wholesale	64.6	65.2	0.9				64.6	65.2	0.9

Total	437.0	446.4	2.2	298.2	306.8	2.9	735.2	753.2	2.4

WATER AND SEWAGE BILLED VOLUME **PER REGION – million m3

	Water		Chg	Sewage		Chg	Water + Sewage		Chg

	2Q05	2Q06%		2Q05	2Q06%		2Q05	2Q06%

Metropolitan	248.0	255.8	3.1	202.4	209.4	3.5	450.4	465.2	3.3
Regional Systems*	124.4	125.4	0.8	95.8	97.4	1.7	220.2	222.8	1.2

Total Retail	372.4	381.2	2.4	298.2	306.8	2.9	670.6	688.0	2.6

Wholesale	64.6	65.2	0.9				64.6	65.2	0.9

Total	437.0	446.4	2.2	298.2	306.8	2.9	735.2	753.2	2.4

* Non-metropolitan and coastal regions
** Figures not reviewed by the independent auditors

3. Costs, administrative and selling expenses

Between January and June 2006, product and service costs, administrative and selling expenses recorded a R$ 103.7 million, or 6.6% increase, when compared to the same period of 2005.

R$ million

Costs and Expenses	1H05	1H06	Change	%

Salaries and payroll	532.0	621.1	89.1	16.7
Supplies	52.4	58.5	6.1	11.6
Treatment supplies	57.1	59.2	2.1	3.7
Third-party services	218.6	213.2	(5.4)	(2.5)
Electric power	207.1	214.9	7.8	3.8
General expenses	83.6	63.4	(20.2)	(24.2)
Depreciation and amortization	295.0	297.8	2.8	0.9
Credit write-offs	106.3	124.2	17.9	16.8
Tax expenses	13.5	17.0	3.5	25.9
Costs, administrative and selling expenses	1,565.6	1,669.3	103.7	6.6

In 2Q06, product and service costs, administrative and selling expenses, increased by R$ 52.7 million or 6.4% . The main variation in 2Q06 were:

Second Quarter 2006 Results
August 14, 2006

R$ million

Costs and Expenses	2Q05	2Q06	Change	%

Salaries and payroll	278.0	343.3	65.3	23.5
Supplies	28.2	30.3	2.1	7.4
Treatment supplies	26.1	26.7	0.6	2.3
Third-party services	116.9	105.9	(11.0)	(9.4)
Electric power	109.1	109.5	0.4	0.4
General expenses	45.4	41.5	(3.9)	(8.6)
Depreciation and amortization	149.5	151.1	1.6	1.1
Credit write-offs	60.4	55.9	(4.5)	(7.5)
Tax expenses	7.0	9.1	2.1	30.0
Costs, administrative and selling expenses	820.6	873.3	52.7	6.4

3.1. Salaries and payroll

In 2Q06 the Company expanded its productivity per employee by 3.8% . The number of connections per employee grew from 640 in 2Q05 to 664 in 2Q06 and the number of employees dropped from 17,577 to 17,289, respectively.

Salaries and payroll expenses moved up by R$ 65.3 million or 23.5%, due to the following factors:

  4.63% readjustment, equivalent to approximately R$ 25.4 million, as of May 2006, affecting wages, social taxes, benefits and provisions;
  Full provision for a bonus payment per performance evaluation to employees in the amount of R$ 40.8 million in 2Q06, non-recurring.

3.2. Supplies

In 2Q06, the figure moved up R$ 2.1 million or 7.4%, primarily due to the following factors:

  Vehicle fuel and lubricants in the amount of R$ 0.9 million or 16.1% mainly due to price readjustment as shown in the table below.

			Fuel
	Alcohol	Gas	Diesel	Natural Gas	Total

Average readjustment (%)	35,3	12,7	10,6	5,2

SABESP’s average consumption (%)	17	43	38	2

Average impact in expenses (%)	6.00	5.46	4.03	0.10	15.59

  Network maintenance up by R$ 0.7 million;
  Vehicle maintenance up by R$ 0.3 million.

3.3. Treatment supplies

Recorded a R$ 0.6 million or 2.3% increase. This result was mostly due to the increase in average treatment supply price, offset by the drop in consumption, primarily chlorine.

Second Quarter 2006 Results
August 14, 2006

3.4. Third-party services

In 2Q06, this figure recorded a R$ 11.0 million or 9.4% drop in comparison to 2Q05, from R$ 116.9 million to R$ 105.9 million, mostly due to:

  Technical services in the amount of R$ 9.4 million, highlighting costs related to the restructuring of capital market’s operations, in June 2005, in the amount of R$ 7.7 million, non-recurring;
  R$ 2.5 million decrease in specific software expenses, regarding the implementation of the SIGNOS (geographical information system) system in April 2005, non-recurring;
  R$ 1.9 million decrease in residential connection maintenance and R$ 1.8 million decrease in pavement replacing at the São Paulo Metropolitan Region, mostly due to the discontinuance of some contracts regarding the Global Sourcing.

These decreases were partially offset by the following increases:

  R$ 1.7 million regarding security, due to new hiring and existing contracts price readjustments;
  R$ 1.2 million with Telecom services;
  R$ 0.9 million with system maintenance in the São Paulo Metropolitan Region and;
  R$ 0.6 million, mainly due to the hiring of engineering services regarding the detection of leakage.

3.5. Electric power

In 2Q06 recorded a R$ 0.4 million or 0.4% growth versus 2Q05, from R$ 109.1 million to R$ 109.5 million, in spite of the average readjustment and increase in produced volume.

3.6. General expenses

In 2Q06, general expenses recorded a R$ 3.9 million or 8.6% drop in comparison to 2Q05, from R$ 45.4 million to R$ 41.5 million, mainly as a result, of lower provisions for legal contingencies.

3.7. Credit Write-offs

Showed a R$ 4.5 million or 7.5% decrease, primarily due to the improved performance of loss recovery, through the reception of provisioned debits as not chargeable.

3.8. Tax expenses

In 2Q06, tax expenses recorded a R$ 2.1 million or 30.0% growth versus 2Q05, from R$ 7.0 million to R$ 9.1 million, mainly attributed to CPMF tax in the amount of R$ 1.2 million due to the amortization of debt in the capital markets.

Second Quarter 2006 Results
August 14, 2006

4. Financial expenses and passive monetary variation

4.1. Financial expenses

In 2Q06 recorded a R$ 50.3 million or 28.2% drop due to:

R$ million

	2Q05	2Q06	Chg.	%

Financial expenses

Interest and charges on domestic loans and financing	126.9	131.1	4.2	3.3

Interest and charges on international loans and financing	38.5	25.4	(13.1)	(34.0)

Taxes over offshore remittances	2.2	2.4	0.2	9.1

Other financial expenses	8.5	11.3	2.8	32.9

Provisions	20.2	(11.7)	(31.9)	(157.9)

Total financial expenses	196.3	158.5	(37.8)	(19.3)

Financial revenues	18.2	30.7	12.5	68.7

Financial expenses net of revenues	178.1	127.8	(50.3)	(28.2)

  R$ 4.2 million increase in interest on domestic loans and financing regarding the 8th debenture issuance in June 2005 and the credit rights investment fund in March 2006;
  R$ 13.1 million drop in interest on international loans and financing due to the amortization of the Eurobond that matured in July 2005;
  R$ 31.9 million decrease in provision for interest related to legal contingencies, due to lower provision during the quarter.

Financial revenues grew R$ 12.5 million or 68.7%, mainly as a result of interest over settlements, agreements and interest over investments.

4.2. Passive monetary variation

Passive monetary variation recorded a R$ 284.9 million increase, resulting from a lower Real appreciation versus US Dollars (0.4%) in 2Q06 in comparison to 2Q05 (11.8%) .

R$ million

	2Q05	2Q06	Chg.	%

Monetary variation over loans and financing	22.4	18.1	(4.3)	(19.2)

Exchange variation over loans and financing	(278.0)	11.2	289.2	(104.0)

	(255.6)	29.3	284.9	(111.5)

Second Quarter 2006 Results
August 14, 2006

5. Operating indicators*

As shown below, the Company continues to expand its services.

Operating indicators	2Q05	2Q06	Chg. %

Water connections (1)	6,431	6,538	1.7
Sewage connections (1)	4,817	4,938	2.5
Population directly served - water (2)	22.5	22.6	0.4
Population directly served - sewage collection (2)	18.2	18.4	1.1
Number of employees	17,577	17,289	(1.6)
Operational productivity (3)	640	664	3.8

(1) In 1,000 units at the end of the period
(2) Million Inhabitants at the end of the period. Does not include wholesale services
(3) Number of water and sewage connection per employee
* Figures not reviewed by the independent auditors

6. Loans and financing

The Company’s total debt to be paid until the end of the year is of R$ 351 million, out of which only R$ 66 million is denominated in US Dollars.

(R$ million)

DEBT PROFILE

INSTITUTION	2006	2007	2008	2009	2010	2011	2012 and onwards	TOTAL

DOMESTIC
Banco do Brasil	100	213	233	253	275	300	775	2,149
Caixa Econômica Federal	22	48	52	55	60	64	203	504
Debentures	50	277	-	749	291	351	-	1,718
FIDC - SABESP I	14	55	55	56	56	14	-	250
BNDES	16	32	31	31	31	31	28	200
Others	1	4	6	5	5	5	-	26
Interest and charges	82	20	-	-	-	-	-	102

Domestic Total	285	649	377	1.149	718	765	1,006	4,949

INTERNATIONAL
World Bank	5	5	-	-	-	-	-	10
Société Génerale	1	-	-	-	-	-	-	1
IDB	49	97	69	69	69	69	533	955
Eurobonds	-	-	487	-	-	-	-	487
JBIC	-	-	-	-	-	-	8	8
Interest and charges	11	-	-	-	-	-	-	11

International Total	66	102	556	69	69	69	541	1,472

Total	351	751	933	1,218	787	834	1,547	6,421

Second Quarter 2006 Results
August 14, 2006

7. Conference call and webcast

English:	August 17, 2006
12:00 pm - US EST
Ph: +1 (973) 935-8893
Conference code: 7739649

Portuguese:	August 17, 2006
9:00 am - US EST
Ph: (5511) 2101-4848
Conference code: Sabesp

For additional information please contact the Investor Relations Department: Mario Sampaio ((5511) 3388-8664 / maasampaio@sabesp.com.br) or Angela Beatriz Airoldi ((5511) 3388-8793 / abairoldi@sabesp.com.br)

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2006 Results
August 14, 2006

Income Statement

Brazilian Corporate Law			R$ thousand

	2Q06	2Q05%

Sales/Services Gross Revenues	1,422,064	1,330,236	6.9
Water Supply - Retail	748,238	700,459	6.8
Water Supply - Wholesale	64,204	58,434	9.9
Sewage Collection and Treatment	609,622	571,343	6.7
Other Services	-	-	-

Gross Revenue Deductions (Cofins/Pasep)	(108,656)	(98,891)	9.9

Net Sales	1,313,408	1,231,345	6.7

Cost of Goods and/or Services Sold	(666,685)	(594,793)	12.1

Gross Profit	646,723	636,552	1.6

Selling Expenses	(132,177)	(131,550)	0.5
General & Administrative Expenses	(74,472)	(94,352)	(21.1)
Net Interest Income (Expense)	(147,438)	84,263	(275.0)

Operating Result	292,636	494,913	(40.9)

Non Operating Expenses (Income)	(558)	1,428	(139.1)

Income Before Taxes	292,078	496,341	(41.2)

Provivision for Income Tax/Social Contribution	(114,639)	(155,145)	(26.1)
Provivision for Deferred Income Tax/Social Contribution	6,907	3,325	107.7

Extraordinary Item Net of IT and SC	(8,780)	(8,780)	-

Net Income	175,566	335,741	(47.7)

Shares Outstanding (1000 shares)	28,479,577	28,479,577	-
EPS (R$/1000 shares)	6.16	11.79	(47.7)

Depreciation and Amortization	151,133	149,538	(1.1)
EBITDA	591,207	560,188	(5.2)
% of net sales	45.0%	45.5%	-

Second Quarter 2006 Results
August 14, 2006

Balance Sheet

Brazilian Corporate Law	R$ thousand

ASSETS	06/30/2006	06/30/2005

Cash and Cash Equivalents	336,012	877,949
Accounts Receivable, net	1,214,648	1,115,441
Accounts Receivable from Shareholders	225,612	174,742
Inventory	32,035	25,040
Taxes and contributions	22,161	30,421
Other Receivables	43,904	47,830

Total Current Assets	1,874,372	2,271,423

Accounts Receivable, net	297,250	278,687
Accounts Receivable from Shareholders	823,558	757,727
Indemnities Receivable	148,794	148,794
Judicial Deposits	30,723	15,395
Taxes and contributions	310,827	272,293
Other Receivables	48,879	31,064

Total Long-Term Assets	1,660,031	1,503,960

Investments	740	5,100
Permanent Assets	14,165,702	13,981,250
Deferred Assets	15,389	35,277

Total Permanent Assets	14,181,831	14,021,627

Total Assets	17,716,234	17,797,010

LIABILITIES	06/30/2006	06/30/2005

Suppliers and Constructors	88,032	46,553
Loans and Financing	642,461	1,420,176
Salaries and Payroll Charges	224,208	169,579
Provivion for Judicial Pendencies	10,921	30,979
Interest on Own Capital Payable	381,158	183,526
Taxes and contributions payable	145,150	129,115
Taxes and contributions	72,348	69,980
Other Payables	98,612	86,110

Total Current Liabilities	1,662,890	2,136,018

Loans and Financing	5,778,076	6,041,965
Taxes and contributions payable	244,567	264,998
Taxes and Contributions	139,454	131,615
Provision for Contingencies	602,964	528,084
Pension Fund Obligations	299,118	249,736
Other Payables	110,777	103,362

Total Long-Term Liabilities	7,174,956	7,319,760

Capital Stock	3,403,688	3,403,688
Capital Reserves	100,760	72,824
Revaluation Reserves	2,483,566	2,574,594
Profit Reserves	2,470,269	1,863,389
Retained Earnings	420,105	426,737

Shareholder's Equity	8,878,388	8,341,232

Total Liabilities and Shareholder's Equity	17,716,234	17,797,010

Second Quarter 2006 Results
August 14, 2006

Cash Flow

Brazilian Corporate Law	R$ thousand

Description	Jan-Jun/06	Jan-Jun/05

Cash flow from operating activities
Net income for the period	503,482	487,111
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(3,187)	(15,590)
Provisions for contingencies	25,556	68,015
Liabilities related to pension plans	29,977	34,255
Loss in the wirte-off of property, plant and equipment	2,321	2,332
Loss in the write-off of assets	863	-
Gain with the sale of property	(1,007)	-
Depreciation and Amortization	297,846	294,999
Interest calculated on loans and financing payable	321,369	334,763
Foreign exchange loss on loans and financing	(39,789)	(264,052)
Monetary exchange loss on interest on own capital	-	715
Passive monetary exchange variation and interest	9,917	12,812
Active monetary exchange variation and interest	(6,911)	(2,479)
Provisions for bad debt	124,118	106,257

(Increase) decrease in assets
Clients	(91,228)	(212,297)
Accounts receivable from shareholders	(29,067)	(95,155)
Inventories	4,035	4,564
Other accounts receivable	(19,875)	(14,542)
Changes in Long Term Assets
Clients	(86,182)	(60,233)
Accounts receivable from shareholders	(46,243)	(13,608)
Judicial deposits	(6,866)	794
Other accounts receivable	(15,959)	(3,088)

	(291,385)	(393,565)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	10,251	(5,025)
Salaries and payroll charges	106,919	62,351
Taxes and contributions	17,555	(6,157)
Other accounts payable	(20,965)	2,308
Contingencies	(20,000)	444
Changes in Long Term Liabilities	-	-
Pension plan	(7,416)	(6,695)
Other accounts payable	2,288	10,674

	88,632	57,900

Net cash from operating activities	1,061,802	723,473

Cash flow from investing activities
Acquisition of property, plant and equipment	(331,506)	(240,663)
Sale of property, plant and equipment	2,188	-
Increase in Deferred Assets	(55)	(53)
	-	-
Net cash used in investing activities	(329,373)	(240,716)

Cash flow from financing activities

Loans and Financing - long term
Funding	320,528	1,061,414
Payments	(838,963)	(706,227)

Interest on own capital payment	(158,155)	(65,552)

Net cash from financing activities	(676,590)	289,635

Net increase (decrease) in cash equivalents	55,839	772,392

Cash and cash equivalents at the beginning of the period	280,173	105,557
Cash and cash equivalents at the end of the period	336,012	877,949

Change in Cash	55,839	772,392

Additional information on cash flow:
Interests and taxes paid to loans and financing	346,245	320,422
Capitalization of interest and financial charges	(6,829)	(14,411)
Payable income tax and social contribution	221,150	183,405
Property, plant and equip. received as donations and/or paid in	21,940	7,533
COFINS and PASEP taxes payable	219,429	184,130
Balancing accounts	-	(715)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 16, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.